April 30, 2009

Via EDGAR

Ms. Tara L. Harkins, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	STERIS Corporation
Form 10-K for the Year Ended March 31, 2008
Filed May 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008
File No. 001-14643

Dear Ms. Harkins:

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated April 7, 2009 with respect to the Company’s Form 10-K for the year ended March 31, 2008 filed with the SEC on May 30, 2008 and Form 10-Q for the quarter ended December 31, 2008.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments are set forth in bold type, followed by the Company’s response to each comment.

Please note that this letter and the information provided on the following pages is a draft summary of the Company’s expected disclosures in future filings and may be revised from that set forth below. In addition, STERIS believes that its prior disclosures in its public filings were appropriate and in compliance with applicable regulations, and nothing in this response should be construed as an admission of any violation or non-compliance.

Form 10-K for the Year Ended March 31, 2008

Item 13. Certain Relationships and Related Transactions . . . ,page 10

1.	We note your response to our prior comment 16; however, it is unclear how you have determined that the provisions in your Director Code of Ethics and your Code of Business Conduct for Employees will fulfill your disclosure obligations under Regulation S-K Item 404(b), as your existing codes are not tied to the disclosure requirements in Item 404(a). Please tell us how your future filings will satisfy each of the requirements of Regulation S-K Item 404(b), including Item 404(b)(1)(ii).

Response:

Our Director Code of Ethics, Director Independence Standards, and other policies and practices provide the standards and procedures that have fulfilled the Company’s obligations under Regulation S-K Item 404. However, the Company’s Board of Directors is in the process of formalizing a more specific Related Person Transaction policy, and the results of that consideration will be described in future filings.

Form 10-Q for the Quarter Ended December 31, 2008

Notes to Consolidated Financial Statements, page 6

Note 11. Business Segment Information, page 20

2.	We note your disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles. Refer to question 22 in the FASB Staff Implementation Guide to SFAS 131. Revise future filings as necessary.

Response: In future filings, the Company will include only tangible assets in the disclosure of long-lived assets by geography as suggested in question 22 of the FASB Staff Implementation Guide to SFAS 131.

Section 906 Certifications

3.	We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the quarter ended December 31, 2007. Please amend your December 31, 2008 Form 10-Q to include this certification for the appropriate period. The amendment should include the entire filing with the revised certifications.

Response: The Company will file an amended Form 10-Q for the three- and nine-month periods ended December 31, 2008 to correct the clerical error in the certification furnished pursuant to Rule 13a-14(b).

Please again refer to the introduction to this response and contact me with any further questions or comments.

STERIS Corporation

/s/ Michael J. Tokich
Michael J. Tokich
Senior Vice President and Chief Financial Officer